NEWS RELEASE

INTEROIL AND ENN SIGN HEADS OF AGREEMENT FOR LNG SUPPLY

Port Moresby and Houston, TX-- December 2, 2011 -- InterOil Corporation (NYSE:IOC) (“InterOil”) and Pacific LNG Operations Ltd. (“Pacific LNG”) announced the signing of a Heads of Agreement (HOA) with ENN Energy Trading Company Ltd. (“ENN”), for the supply of one to one and one half, million tonnes per annum (mtpa) of liquefied natural gas (LNG) from the Gulf LNG Project in Papua New Guinea.

The Gulf LNG Project in Papua New Guinea (PNG) comprises the Elk and Antelope gas fields and liquefaction and associated facilities in the Gulf Province of PNG to be developed by Liquid Niugini Gas Ltd., InterOil and Pacific LNG's joint-venture project company.

The HOA, while not binding, provides exclusivity on the LNG volumes for ENN, during negotiation of the definitive agreement, and sets out the basis upon which the parties intend to negotiate and document terms for the purchase and sale of between 1.0 and 1.5mtpa of LNG, for a period of 15 years commencing in 2015. InterOil, Pacific LNG, and ENN have a target to complete negotiations and execute a binding Sales and Purchase Agreement (SPA) with ENN by the second quarter of 2012.

InterOil Chief Executive Officer Phil Mulacek commented, “We are pleased to have executed an additional HOA for long-term LNG off-take from our Gulf LNG Project in Papua New Guinea. InterOil is proud to work with ENN, the largest independent natural gas distribution company in the Peoples Republic of China. ENN operates piped gas projects in over 100 cities in China with a total connectable urban population of 49 million. With 3.3 to 3.8mtpa now under HOA’s, and SPA discussions underway, InterOil believes it has industry support for its Gulf LNG project.”

Liquid Niugini Gas V.P. LNG, Conrad Kerr, commented, “ENN serves approximately 22 thousand industrial, and commercial customers with 780 million cubic feet per day of installed capacity, and 6 million households, by its 11 thousand mile gas pipeline network. We are excited to begin a long-term relationship with this rapidly growing, end user customer.”

About InterOil
InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct liquefaction facilities in Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

About ENN
ENN Energy Trading Company Ltd., with a natural gas import license awarded by MOFCOM, is the subsidiary of ENN Energy Holdings Limited, which engages in gas connection, sales of piped gas, construction and operation of vehicle gas refueling stations, distribution of LPG and sales of gas appliances.

About Pacific LNG
Pacific LNG is an affiliate of Clarion Finanz A.G, a private company specialized in energy and mining investments. Pacific LNG owns an economic interest of approximately 20% in the Elk Antelope fields, 47.5 % of Liquid Niugini Gas and is a large shareholder of InterOil.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1 281-292-1800	Phone: +1 281-292-1800

Forward Looking Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the supply of LNG from the Gulf LNG Project, the construction and development of the proposed Gulf LNG Project including LNG plants, the completion of a definitive supply agreement with ENN including the quantity of LNG to be supplied under the agreement and the duration of the agreement, the completion of definitive supply agreements with other parties, including the quantity of LNG to be supplied under the agreement and the duration of the agreements, the timing of LNG production from the Gulf LNG Project, industry support for the Gulf LNG Project and InterOil's strategy . These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances, including the heads of agreement entered into with ENN. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2010 on Form 40-F and its Annual Information Form for the year ended December 31, 2010. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.